UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-37393

SPX FLOW Retirement Savings Plan
(Exact name of registrant as specified in its charter)

13320 Ballantyne Corporate Place
Charlotte, North Carolina 28277
Telephone: (704) 752-4400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in the SPX FLOW Retirement Savings Plan
(Title of each class of securities covered by this Form)

SPX FLOW, Inc. Common Stock, par value $0.01 per share (1)
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)        ☐
Rule 12g-4(a)(2)        ☐
Rule 12h-3(b)(1)(i)        ☒
Rule 12h-3(b)(1)(ii)        ☐
Rule 15d-6            ☐
Rule 15d-22(b)        ☐

Approximate number of holders of record as of the certification or notice date: None (2)

(1) Although the duty to file reports under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), has been terminated with respect to the SPX FLOW Retirement Savings Plan (the “Plan”), the duty of SPX FLOW, Inc. (the “Company”) to file reports under Section 13(a) or 15(d) of the Exchange Act remains with respect to the Company’s common stock, par value $0.01 per share (the “Common Stock”).

(2) The Company has amended the Plan to terminate any contributions to or transfer of funds into the SPX FLOW Stock Fund within the Plan and no further offers or sales of Common Stock are being made through the Plan. Therefore, interests in the Plan no longer require registration. Accordingly, this Form 15 is being filed solely to suspend the Plan’s duty to file reports under Section 15(d) of the Exchange Act, including reports on Form 11-K.

Pursuant to the requirements of the Exchange Act and the Securities Act of 1933, as amended, the SPX FLOW Retirement Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:    May 12, 2021

SPX FLOW RETIREMENT SAVINGS PLAN

By:    SPX FLOW Plan Investment Committee

By:    /s/ Peter J. Ryan
Peter J. Ryan
Vice President, Chief People Officer and General Counsel of SPX FLOW, Inc.